Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                               November 15, 2018



Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7721
           Municipal Income and Dividend Growers Portfolio, Series 16
                                 (the "Trust")
                      CIK No. 1752418 File No. 333-227828
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Dear Mr. Buda:

      We received your additional comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio Objective

      1. PLEASE REVISE THE STATEMENT ON THE COVER PAGE THAT WAS ADDED AT THE STAFF'S REQUEST SO THAT IT IS IN BOLD TYPE OR OTHERWISE MORE PROMINENT.

      Response: The prospectus will be revised in accordance with this comment in a definitive filing.

      2. PLEASE REVISE THE LAST CLAUSE OF THE TRUST'S 80% POLICY TO MORE SPECIFICALLY DEFINE WHAT TAX-EXEMPT MEANS, FOR EXAMPLE, THE INCOME FROM WHICH IS EXEMPT FROM FEDERAL INCOME TAX OR, IF APPLICABLE, FROM BOTH FEDERAL AND STATE INCOME TAX.

      Response: The disclosure will be revised as follows in a definitive filing:

      "Under normal circumstances, the Trust will invest at least 80% of its assets in dividend-paying securities and municipal securities, the income from which is exempt from federal income tax."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                   Very truly yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By  /s/ Daniel J. Fallon
                                                       _________________________
                                                           Daniel J. Fallon

Enclosures